

August 25, 2014

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

> **Re:** **Simmons First National Corporation**
> **Registration Statement on Form S-4**
> **Filed July 29, 2014**
> **File No. 333-197708**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 11, 2014**
> **File No. 000-06253**

Dear Mr. Makris:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

2. We note that the parties each provided projections to the financial advisor for another party. Please provide us with these projections. In addition, please revise your prospectuses to include any material projections or provide your analysis as to why this disclosure is not appropriate.

Joint Proxy Statement/Prospectus Cover Page

3. Please disclose the trading price of Simmons common stock and the implied dollar value of the merger consideration on the date prior to announcement and as of a recent date.

4. We note the consideration is subject to downward adjustment. Please state the lowest exchange ratio and value as of a recent date that shareholders may receive for their shares and the point at which the Boards will resolicit, if any.

5. Disclose the percentage of the combined company to be held by each of Liberty and Community First shareholders following the merger.

Questions and Answers

What will Community First Shareholders receive in the merger?, page 2

What will Community First Shareholders receive in the merger?, page 3

6. Disclose here, and elsewhere as appropriate, the lowest per share merger consideration that shareholders may receive after the downward adjustments.

7. In addition, please give effect to the single trigger and double trigger events described on page 151 when presenting the exchange ratio or tell us why this is not appropriate.

What are the U.S. federal income tax consequences of the merger…, page 8

8. Disclose here, and elsewhere as appropriate, that tax counsels have opined that the transactions will be tax free to shareholders, except with regard to the cash portion in connection with the fractional shares, and state that you filed these opinions as exhibits to the registration statement.

Summary

In the Mergers, both Community First Shareholders and Liberty Shareholders will receive shares of Simmons Common Stock and Cash…, page 13

9. In the table, please include a column with a recent price for Community First and Liberty common stock.

Interests of Community First's Directors and Executive Officers…, page 19

Interests of Liberty's Directors and Executive Officers…, page 19

10. Quantify the value of the benefits to each insider. Provide full, granular disclosure and quantification in the main section.

The Community First Merger

Background of the Community First Merger, page 75

11. Please expand the disclosure on pages 77 and 78 relating to the other indication of interest, including whether it contained a price, aggregate value, or other material terms.

12. Disclose how the exchange ratio was determined.

Community First's Reasons for the Merger…, page 79

13. The board should specifically note any financial advisor analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction. We note the Transaction Price/LTM EPS on pages 91 and 92.

Quantification of Potential Payments to Community First's Named Executive Officers…, page 106

14. We note that there appears to be a degree of uncertainty associated with the triggering events of the restricted stock awards for both Community First and Liberty. Please tell us why this is uncertain and how and when you will determine if these awards will vest.   Please address this comment with regard to the Liberty disclosure on page 139.

The Liberty Merger

Background of the Liberty Merger, page 112

15. Please expand the disclosure on page 113 relating to the other five indications of interest to clarify why only the Simmons' indication of interest was pursued and how it was determined not to follow-up with any of the other five parties.

Opinion of Community First's Financial Advisor, page 81

Opinion of Simmons' Financial Advisor, page 96

Opinion of Liberty's Financial Advisor, page 117

Opinion of Simmons' Financial Advisor, page 130

16. Expand each of these sections to state that the advisor has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Where You Can Find More Information, page 106

17. Please remove the incorporation by reference of Simmons' March 2014 proxy statements. You can only incorporate future proxy statements. The relevant portions of the 2014 proxy statement will be picked up by the incorporation of your 10-K.

United States Federal Income Tax Consequences of the Mergers

Tax Consequences of the Mergers Generally, page 165

18. Revise to state that the opinion of counsel that the merger will be a Section 368(a) reorganization has been filed as an exhibit to the registration statement.

19. Revise the first paragraph to clarify that shareholders will recognize no gain or loss for shares received.

20. Revise the first sentence of the second paragraph to clarify that the merger qualifying as a Section 368(a) reorganization means that it is tax free to shareholders and reconcile that with the discussion that follows on shareholders recognizing gain.

Legal Matters

21. Please provide the addresses for counsel in this section.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Pro Forma Combined Condensed Consolidated Financial Statements

Note 4. Pro Forma Adjustments

(A), page 41

22. Please expand the note to state the amount of Delta Trust & Banking Corporation common stock used in the calculation of the fair value of common shares issued in the amount of $53,153. In addition, expand the note to state the amount of options outstanding expected to be cashed out in the amount of $2,000.

23. We note your disclosure that the closing price of Simmons's common stock to be issued in connection with the merger was based on Simmons closing stock price of $37.52 per share on March 20, 2014 and that this was used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand disclosure to state the date at which the

stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

<u>(C), page 41</u>

<u>(E-F), page 42</u>

<u>(M), page 43</u>

24. Please expand notes (C), (E), (F) and (M) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions. With regard to adjustment (E), it is not clear why you have not reflected increased depreciation for premises and equipment in the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013.

<u>(N), page 43</u>

25. Tell us how you determined the amount of the accretion impact for Delta Trust for the year ended December 31, 2013 in the amount of $100,000 in light of the fair value adjustment to FHLB advances in the amount of $200,000 and your disclosure that the adjustment will be accreted over a life of one year.

<u>(1), page 43</u>

26. Please expand the note to provide a tabular calculation of seller-incurred merger expenses and cash proceeds expected to be received for the exercise of stock options prior to the merger in the amount of $10,308.

<u>(4-5), page 44</u>

<u>(11), page 45</u>

27. Please expand notes (4), (5) and (11) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions. With regard to adjustment (4), it is not clear why you have not reflected increased depreciation for premises and equipment in the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013.

(6), page 44

28. Please expand the note to state the amount of Community First Bancshares, Inc. and Liberty Bancshares, Inc.'s common stock used in the calculation of the fair value of common shares issued in the amounts of $245,088 and $208,756.

29. It is not clear why you have used the description cash consideration in the amount of $30,852 in the Community First acquisition since Series C preferred stock will be exchanged for Simmons Series A preferred stock. Please advise or revise.

(12), page 45

30. We note your disclosure that the closing price of Simmons' common stock to be issued in connection with the Community First merger was based on Simmons closing stock price of $37.00 per share on May 2, 2014 and that the closing price of Simmons' common stock to be issued in connection with the Liberty merger was based on Simmons closing stock price of $39.79 per share on May 23, 2014 and that these prices were used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand disclosure to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

(13), page 45

31. Please expand the note to provide a tabular presentation of the accretable portion of the fair value adjustment for the acquired loan portfolio that will be accreted into earnings for Community First and Liberty for the year ended December 31, 2013 and the three months ended March 31, 2014.

(15), page 46

32. Please expand the note to provide a tabular presentation of the accretable portion of the fair value adjustment for FHLB advances that will be accreted into earnings for Community First and Liberty for the year ended December 31, 2013 and the three months ended March 31, 2014.

<u>Annex J - Consolidated Historical Financial Statements for Community First and Related Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Consolidated Financial Statements - December 31, 2013, 2012 and 2011</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Securities, page J-44</u>

33. The amount of mortgage-backed securities: commercial in an unrealized loss position increased from $8.2 million at December 31, 2012 to $64.7 million at December 31, 2013. You disclose that the decline in fair value is due to changes in interest rates and other market conditions. Please tell us and quantify for us the changes due to interest rates and the changes due to other market conditions.

<u>Exhibit 5.1</u>

34. We note your opinion is filed "as of the date hereof." Please revise this language to tie the opinion to the date of effectiveness of the registration statement or represent to the staff that you will file an updated opinion when you request acceleration of effectiveness.

<u>Form 10-K filed March 11, 2014</u>

<u>Item 8. Consolidated Financial Statements and Supplementary Data</u>

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 2 – Acquisitions, page 68</u>

35. Please tell us why you accounted for the $53.6 million of cash paid to Rogers Bancshares for the purchase of Metropolitan National Bank as a fair value adjustment to the net assets acquired.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney